EX-99.02


April 6, 2004

Mr. Harry Masuda
Chief Executive Officer
Human BioSystems
1127 Harker Avenue
Palo Alto, California  94301

Re: Agreement to Accept Common Stock in Reduction of Debt

Dear Harry:

Pursuant to discussions between us, Human Biosystems, a California corporation ("HBS") has agreed to issue to Silicon Valley Law Group, a law corporation ("SVLG"), and SVLG has agreed to accept, an aggregate of Three Hundred Eighteen Thousand One Hundred Eighty-Two (318,182) shares of HBS common stock (the "Shares") in consideration for the cancellation of debt owed to SVLG by HBS, in the aggregate amount of Thirty-Five
Thousand Dollars ($35,000) for legal services previously provided. You have agreed to register the Shares for resale pursuant to a registration statement on Form S-8. You further agree that immediately upon registration of the Shares, we may resell the Shares to the public at a rate not to exceed 20,000 Shares per week until all of the Shares have been sold.

      Rule 3-310 of the Rules of Professional Conduct of the California State Bar provides that without the informed written consent of the client:

      (A) A member shall not accept or continue representation of a client without providing written disclosure to the client where: (1) The member has a legal, business, financial, professional or personal relationship with a party or witness in the same matter.

SVLG will be a shareholder in HBS upon the issuance of the Shares. At that time, SVLG will have the rights traditionally afforded shareholders under California law. At some point, our interest as a shareholder may be adverse to the interests of HBS. In such case, SVLG would be required to resign as legal counsel or otherwise eliminate the conflict of interest. You have the right, and we suggest that HBS exercise such right, to consult independent legal counsel regarding this matter. Additionally, the fact that SVLG holds the Shares is not to be construed or used as an endorsement of HBS. Presently, we do not have sufficient information regarding HBS to make such an endorsement.

Please acknowledge your understanding and agreement with the terms of this letter by signing where indicated below. I would be happy to answer any questions that you may have regarding this matter - please contact me at your earliest convenience. Very truly yours,


                        SILICON VALLEY LAW GROUP

                       By:/s/  Cathryn S. Gawne
                        _________________________
                               Cathryn S. Gawne

CSG/pt

ACKNOWLEDGMENT:

The undersigned hereby acknowledges his understanding and agreement with the terms of this letter.

HUMAN BIOSYSTEMS,
A California corporation

   /s/Harry Masuda
By:_______________________
      Harry Masuda
      Chief Executive Officer